601 Lexington Avenue New York, NY 10022 United States	Facsimile: +1 212 446 4900

+1 212 446 4800

www.kirkland.com

March 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Frank Knapp Kristina Marrone Isabel Rivera David Link

Re:	Fortress Net Lease REIT Registration Statement on Form 10-12G Filed February 1, 2024 File No. 000-56632

Ladies and Gentlemen:

This letter sets forth the responses of Fortress Net Lease REIT (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 29, 2024, with respect to the above referenced Registration Statement on Form 10-12G filed on February 1, 2024 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

In addition, the Company has revised the Registration Statement and the Company is concurrently filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich Paris Riyadh Salt Lake City Shanghai Washington, D.C.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 2
Registration Statement on Form 10-12G Filed February 1, 2024

Item 1. Business
Temporary Strategies, page 12

1.	Please state whether the Adviser may change your investment strategy without shareholder notice or consent. If true, please also provide risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Registration Statement to add the bold text below to disclose that the Adviser may change the Company’s investment strategy without shareholder notice or consent.

During periods in which the Adviser determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy without providing advance notice to, or obtaining the consent of, our shareholders.

In addition, the Company has revised the disclosure on page 84 of the Amended Registration Statement to add the bold text below to provide new risk factor disclosure relating to the risk that its investment strategy may be changed without shareholder notice or consent.

Pursuant to our Declaration of Trust, our board of trustees may, from time to time, change our investment strategy, including our related operational policies, without providing advance notice to, or obtaining the consent of, our shareholders.

Pursuant to our Declaration of Trust, our board of trustees may, from time to time, change our investment strategy, including our related operational policies with respect to investments, indebtedness, capitalization and distributions, at any time without providing advance notice to, or obtaining the consent of, our shareholders, which could result in us making investments that are different from, or that provide a lower yield compared to, the types of investments described in this Registration Statement and in our investment guidelines. We may also determine to pay down certain of our indebtedness and have indebtedness below our target leverage or we may borrow more to provide for additional liquidity causing us to exceed our target leverage. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows, the NAV of our shares and our ability to satisfy our debt obligations and to make distributions to our shareholders.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 3
Fortress Net Lease REIT Structure, page 14

2.	Please revise your structure chart to reflect the ownership percentages of the entities listed, as applicable.

Response: In response to the Staff’s comment, the Company has revised the diagram of its organizational structure on page 15 of the Amended Registration Statement to include the percentage of ownership of the entities listed, as applicable, of the Company, FIG LLC, the Adviser, and their respective affiliates.

Share Repurchase Plan, page 27

3.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and has also considered the Staff’s no-action letters referenced above, in each case, with respect to its share repurchase plan (the “Share Repurchase Plan”). The Company respectfully advises the Staff that the Company believes its Share Repurchase Plan is consistent with the relief granted by the Staff in prior no-action letters, in particular, the relief granted to Blackstone Real Estate Income Trust, Inc. in the Staff’s letter dated September 12, 2016 (the “Blackstone Relief Letter”). By way of illustration, set forth below is a table comparing the key features underlying the relief granted in the Blackstone Relief Letter compared to the Company’s Share Repurchase Plan. As shown below, the Company’s Share Repurchase Plan contains each of the key features specified by the Staff in the Blackstone Relief Letter, subject to certain deviations that the Company believes are immaterial to an investor and appropriate in light of its status as a privately placed, non-listed real estate investment trust.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 4
Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	Fortress Net Lease REIT
All material information relating to the repurchase plan will be fully and timely disclosed to all shareholders. The terms of the repurchase plan will be fully disclosed in the Company’s offering documents, and the most recently determined NAV per share for each class of the Company’s shares will always be available on the Company’s website and toll-free information line.
Yes
Yes (except that the Company intends to provide information relating to its NAV per share directly to financial intermediaries that represent existing and potential investors, instead of through a website and toll-free information line).

The Company will not solicit repurchases under the repurchase plan other than through the Company’s offering materials and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the repurchase plan will be ministerial.
	Yes	Yes
Shares will be repurchased monthly under the repurchase plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will provide shareholders information by supplement, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s shares.
Yes
Yes (except that the Company intends to provide information relating to its NAV per share and monthly transaction prices directly to financial intermediaries that represent existing and potential investors, instead of through a website and toll-free information line).

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased in a given month.
	Yes	Yes
Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value is 2% of the combined NAV of all classes of the Company’s shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all classes of the Company’s shares as of the last calendar day of the previous calendar quarter.
	Yes	Yes
If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the repurchase plan for such month will generally be made on a pro rata basis.
	Yes	Yes
Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.
	Yes	Yes
Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase plan will be promptly disclosed in a supplement to the Company’s offering documents, or periodic or current reports filed by the Company, as well as on the Company’s website.
Yes
Yes (except that the Company intends to provide updates regarding material modifications to its repurchase plan directly to financial intermediaries that represent existing and potential investors, instead of through a website).

There will be no established regular trading market for the Company’s shares. The repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.
	Yes	Yes
The repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.
	Yes	Yes
The repurchase plan is open to all shareholders with respect to shares issued in the offering.	Yes	Yes

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 5
Item 1A. Risk Factors, page 52

4.	As you are a perpetual life REIT, please provide risk factor disclosure noting that you are not required to ever provide liquidity under your Declaration of Trust or otherwise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended Registration Statement to add the bolded text below to disclose that the Company is not required to provide liquidity under its Declaration of Trust or otherwise.

There is no current public trading market for our shares, and we do not expect that such a market will ever develop in the future. In our perpetual-life structure, the investor may request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. While we may consider a liquidity event at any time in the future, we are not obligated by the Declaration of Trust or otherwise to effect a liquidity event at any time.  Therefore, repurchase of shares by us will likely be the only way for you to dispose of your shares. An investment in the Company should be viewed as an illiquid investment. We expect to repurchase shares at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month’s NAV per share) and not based on the price at which you initially purchased your shares, except that, subject to limited exceptions, (i) Class F-S Shares, Class F-D Shares, Class F-I Shares, Class B Shares and Class E Shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price and (ii) in the case of Class C Shares and Class D Shares, such shares may only be repurchased to the extent they have been outstanding for at least two years. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan. See “Item 1(c). Description of Business—Share Repurchase Plan.”

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 6
We may not be able to obtain the necessary permits and licenses to invest in certain properties, page 67

5.
Please clarify your disclosure in this factor to state whether you have applied or intend to apply for the licenses or permits required to invest in certain properties, obtain financing, lease properties or engage in lending, advisory and broker activities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure as to whether the Company has applied for licenses or permits to invest in certain properties is currently presented in the Company’s Registration Statement as indicated by the italicized language below. However, the Company has revised the disclosure on page 67 of the Amended Registration Statement to add the bolded text and delete the text that is ~~struck through~~ below to disclose that the Company intends to apply for certain licenses or permits, when applicable, in the future.

Our ability to invest in certain properties, obtain financing for investments, lease properties to tenants and/or engage in lending, advisory and broker activities may be subject to the issuance of permits or licenses. We have not applied for these licenses or permits, and there can be no assurance as to whether such licenses or permits are required or whether and when such licenses or permits will be obtained. However, we may, from time to time, apply to obtain licenses or permits at the instruction of our Adviser, and in certain cases, subject to the discretion of our board of trustees, so long as such actions are deemed to be in the best interest of the Company. We expect that if we ~~do not~~ apply for such licenses or permits, this process could ~~will~~ be costly and take several months. Furthermore, we may be subject to various information and other requirements in order to maintain any such licenses, and there is no assurance that we would satisfy those requirements. Our inability to obtain necessary permits or licenses could have a material adverse effect on our operations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Calculation and Valuation of Net Asset Value, page 129

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 7
6.	Please disclose how the company intends to disseminate the monthly NAV to shareholders. Please provide us with your template for future NAV disclosures supplementally.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to make its monthly NAV available to financial intermediaries that represent existing and potential investors in the Company, who will deliver such monthly updates to existing and potential shareholders, as applicable. Additionally, the Company has provided the Staff the template intended to be used for NAV disclosures as Appendix A to this letter.

Our Independent Valuation Advisor, page 130

7.
Please reconcile your statement here that your independent valuation advisor does not calculate your NAV with your statements under the “Additional Valuation Information” subheading here and on pages 17 and 134 that your NAV per share for each class is calculated by a third-party subsidiary of Eisner Advisory Group LLC.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has engaged EA RESIG, LLC, a subsidiary of Eisner Advisory Group (“Eisner”) to provide administrative and accounting services, which include calculating NAV per share for each class and such calculations are reviewed and confirmed by FNLR Management LLC (the “Adviser”). As part of Eisner’s calculation, Eisner will use inputs provided by the Adviser, including valuation conclusions that have been reviewed by Empire Valuation Consultants, LLC (“Empire”) our independent valuation advisor. However, the Adviser is solely responsible for reviewing and confirming our NAV and overseeing the process relating to Eisner’s calculation of our NAV.

The Company further advises the Staff that it has revised the disclosure on pages 17, 130 and 132 of the Amended Registration Statement to add the bolded text and delete the text that is ~~struck through~~ below to clarify the foregoing distinction and has also made certain other conforming changes throughout the Amended Registration Statement.

Page 17: In calculating our management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, ongoing servicing fees or distributions payable on our shares. Our NAV per share for each class is calculated by EA RESIG, LLC, a subsidiary of Eisner Advisory Group LLC (“Eisner”), a third-party firm that provides us with certain administrative and accounting services, and such calculation is reviewed and confirmed by the Adviser. As part of Eisner’s calculations, Eisner will use inputs provided by the Adviser, including valuation conclusions that have been reviewed by Empire Valuation Consultants, LLC (“Empire”), our independent valuation advisor. However, the Adviser is ultimately and solely responsible for determining our NAV and overseeing the process relating to Eisner’s calculation ~~the determination~~ of our NAV.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 8
Page 130: With the approval of our board of trustees, including a majority of our independent trustees, we have engaged Empire Valuation Consultants, LLC, an independent, third-party valuation firm, to serve as our independent valuation advisor with respect to our real properties, leases and certain real estate debt and other securities, which will review monthly internal valuations of real properties, leases and certain real estate debt and other securities prepared by the Adviser. Pursuant to our valuation services agreement with our independent valuation advisor, each valuation confirmation report for our assets will be addressed solely to us to assist Eisner in calculating our NAV and our Adviser in its review and confirmation of the calculations in connection therewith. The Adviser, with the approval of our board of trustees, including a majority of our independent trustees, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by the Adviser for our real properties, leases and certain real estate debt and other securities valuations as set forth in our valuation guidelines, our independent valuation advisor is not responsible for, and does not calculate, our NAV, as such responsibility is ultimately and solely the responsibility of the Adviser. ~~The Adviser is ultimately and solely responsible for the determination of our NAV.~~

Page 133: Pursuant to our valuation services agreement with our independent valuation advisor, each valuation confirmation report for our assets will be addressed solely to us to assist ~~the Adviser~~ Eisner in calculating our NAV, and our Adviser in its review and confirmation of the calculations in connection therewith ~~our NAV. Furthermore, each independent third-party appraisal report for our assets will be addressed solely to us to assist the Adviser in calculating our NAV~~. Such valuation confirmation reports and appraisal reports, respectively, relating to our properties will not be addressed to the public, will not contain any conclusion regarding our NAV, and may not be relied upon by any other person to establish an estimated value of our common shares and will not constitute a recommendation to any person to purchase or sell any common shares.

Item 11. Description of Registrant’s Securities to be Registered, page 139

8.	Please disclose whether your different classes of shares have varying rights given the differing placement fees, dealer manager servicing fees, and investment thresholds.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 9
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s different classes of shares do not have any additional varying rights, other than as disclosed in the section entitled “Item 11. Description of Registrant’s Securities To Be Registered—Description of our Shares,” in particular, as such varying rights relate to the right of any shareholder to convert its shares, or the automatic conversion of certain classes of the Company’s shares, as the case may be, into another class of the Company’s shares, in each case, at the applicable conversion rate.

Consolidated Statement of Operations, page F-3

9.
Please tells us why you believe it is more appropriate to present audited financial statements for a period beginning on September 28, 2023 (Date of Commencement) rather than January 24, 2023, your date of inception, including any authoritative guidance upon which you relied.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes presenting the audited financial statements beginning on the date the Company was capitalized through an affiliate note payable in order to acquire its first property and thereby commencing operations is a more appropriate presentation to its investors (and future investors) compared to the date the Company was legally formed. As disclosed in Note 1—Organization and Business Purpose to the consolidated financial statements which were audited on page F-6 of the Registration Statement, the Company indicated there were no significant operations from January 24, 2023 until the Company commenced operations on September 28, 2023. The activities prior to September 28, 2023 related to organizational and offering expenses of $7.8 million that were incurred by the Advisor and became legally reimbursable once the Company commenced operations and broke escrow. The substantive activities and operations for a non-traded REIT generally begin at the date of breaking escrow. Therefore, the consolidated financial statements would be similar had the audited financial statements been presented beginning on the date the Company was formed given that the key activities of the Company began on September 28, 2023.

10.	Please tells us how you determined the number of weighted average shares outstanding used in your calculation of net loss per share of common stock.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the Company broke escrow and issued its initial common shares to investors beginning on November 1, 2023, the Company computed its weighted average shares outstanding used in the Company’s calculation of net loss per share based on the daily number of outstanding shares during such period through December 31, 2023.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 10
In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended Registration Statement to add the bold text below to disclose its calculation methodology.

Basic earnings/(loss) per share of common shares is determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. All classes of common shares are allocated net income/(loss) at the same rate per share and receive the same gross distribution per share. The Company computed its weighted average shares outstanding used in the calculation of net loss per share based on the daily number of outstanding shares from initial escrow date, which corresponds with the initial issuance of common shares, of November 1, 2023 through December 31, 2023.

Consolidated Statement of Changes in Equity, page F-4

11.	Please revise to relocate the total $2,704 offering cost charge from the Accumulated Deficit column to the Total Column.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page F-4 of the Amended Registration Statement to relocate the total $2,704 offering cost charge to the Total column. The totals reflected on the “Balance at December 31, 2023” as disclosed on the Consolidated Statement of Changes in Equity did not change as a result of this revision.

Note 2. Summary of Significant Accounting Policies
Investments in Real Estate, page F-7

12.	Please explain your basis for depreciating tenant improvements over a 25 year period. In your response, include the term of any in-place leases.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s policy to depreciate tenant improvements is the shorter of the tenant’s lease term or the economic useful life associated with the asset. The tenant had an initial lease term of 25 years and tenant improvements with an economic useful life of 25 years. The economic useful life of tenant improvements was determined by our independent appraiser.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amended Registration Statement under Note 2—Summary of Significant Accounting Policies—Investment in Real Estate to add the bolded text and delete the text that is ~~struck through~~ below to discuss the Company’s basis for depreciating tenant improvements.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 11
The Company determines a tenant improvement’s depreciable useful life as the shorter of the tenant’s lease term or the economic useful life associated with the tenant improvement. ~~From~~ For the period from September 28, 2023 (Date of Commencement) through December 31, 2023, depreciation expense was $19,310 and included in Depreciation and amortization expense on the Consolidated Statement of Operations.

Notes to Consolidated Financial Statements
Note 6. Leases, page F-13

13.
We note that the property you acquired for $66.4 million is leased to a single tenant under a triple net lease. Please tell us your consideration of including audited financial statements of this tenant within your filing to allow potential investors to evaluate the risk related to this significant asset concentration.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff the Company has evaluated the guidance pursuant to Section 2340 of the Division of Corporate Finance’s Financial Reporting Manual (“FRM 2340”), Properties Subject to Triple Net Lease, related to the property we acquired for $66.4 million, which was subsequently leased to a single tenant under a triple net lease. FRM 2340 states that “an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet date.”

For the Staff’s ease of review, the Company included a tabular summary below to illustrate the calculation of the significance of the triple net lease – both as of the recent Balance Sheet date (as required per the guidance) and as of the recent Balance Sheet date adjusted for future development commitments. Our considerations of these calculations are further explained below.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 12

The Company has concluded that the property acquired on December 28, 2023 (three days prior to the Balance Sheet date and end of the year) is not significant to potential investors based on the following considerations:

-	The property was acquired on December 28, 2023, which resulted in only 3 days of operations during the Company’s fiscal year 2023.

-	Prior to the Company’s acquisition of the property, the property was tenant-owned by a privately held company that had no previous leasing history.

-
In addition to this property acquisition, the Company acquired three additional real estate investments during 2023 for approximately $29.3 million that were under development as of December 31, 2023. These three additional real estate investments are not significant individually or in the aggregate under Rule 3-14 of Regulation S-X. On page F-14 of the Registration Statement under Note 8 – Commitments and Contingencies, the Company disclosed that it had $183.5 million of remaining development commitments to complete these projects. At the time each of the assets are developed and placed in operation during fiscal year 2024, the Company expects such properties to be leased to unrelated single tenants under net lease structures. Had the Company acquired these investments after they were fully developed prior to its most recent Balance Sheet date, none of the assets would have exceeded the 20% threshold (as shown in the table above). In order to allow potential investors to evaluate the risks of the Company’s acquisitions, the Company believes potential investors would evaluate the significance of each investment based on total acquisition and development costs incurred prior to the Balance Sheet date in addition to its committed development costs (which are disclosed as part of the audited consolidated financial statements) as of the Balance Sheet date.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 13
-
The Company believes that the significance of the property acquired is only temporary and limited to the measurement date as of December 31, 2023, due to such date being less than 100 days since the date the Company commenced operations on September 28, 2023. In addition, subsequent to the date of the most recently available balance sheet as of December 31, 2023, the Company disclosed in Note 10—Subsequent Events to the consolidated financial statements on page F-15 of the Registration Statement that it subsequently raised $120.3 million from its investors and acquired a real estate investment subject to a triple net lease for $21.8 million.

Subsequent to the issuance of the Company’s financial statements, the Company acquired two industrial properties for an aggregate of approximately $25.3 million and entered into subscription agreements with investors representing an aggregate of $180.6 million. As a result of the Company’s recent property acquisitions and fundraising activities, the Company continues to believe that such acquisitions made during 2023 are not considered significant based on the significance rules under Rule 3-14 of Regulation S-X, FRM 2340, or by potential investors given the Company’s stage of growth. For instance, had the significance tests in FRM 2340 been adjusted to be consistent with the guidance under Rule 3-14 of Regulation S-X for blind-pool offerings (using a denominator adjusted for expected proceeds), the significance based on FRM 2340 for tenant information would be below 20%.

In light of the factors discussed above, the Company believes its $66.4 million acquisition only accounts for 15.23% of its overall effective real estate portfolio as of December 31, 2023, when considering future development commitments, which is less than the 20% threshold for determining significance, and even less when taking into account the acquisitions made shortly after the Balance Sheet date. Accordingly, the $66.4 million property acquired on December 28, 2023 does not represent a “significant” portion of the Company’s assets, and therefore a potential investor would not need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the Company from this potential asset concentration.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Ross M. Leff, P.C. at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff, P.C.
Ross M. Leff, P.C.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction March 13, 2024 Page 14
Via Email:

cc:	Avraham Dreyfuss Fortress Net Lease REIT

David Brooks Fortress Investment Group LLC

Nicole M. Runyan, P.C. David L. Perechocky A.J. Million Kirkland & Ellis LLP

Appendix A

NAV per share *

Class F-S	Class F-D	Class F-I	Class B	Class C	Class D	Class E
$—	$—	$—	$—	$—	$—	$—

*
Represents the transaction price per share of the applicable class of common shares of Fortress Net Lease REIT for subscriptions accepted as of [date] (and repurchases as of [date]). The transaction price per share is equal to the net asset value (“NAV”) per share as of [date]. The NAV per share presented is rounded to two decimal places. NAV is calculated in accordance with the valuation guidelines approved by our board of trustees. NAV is not a measure used under generally accepted accounting principles in the United States (“GAAP”), and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to shareholders’ equity or any other GAAP measure.

---------------------

Net Asset Value

Our total NAV presented in the following tables includes the NAV of our Class F-S, Class F-D, Class F-I, Class B, Class C, Class D and Class E common shares, as well as the partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of [date] ($ and shares/units in thousands):

Components of NAV	Amount
Cash and cash equivalents	$—
Restricted cash	—
Investments in real estate, net	—
Intangible assets, net	—
Other assets	—
Due to affiliate	—
Accounts payable and accrued expenses	—
Subscriptions received in advance	—
Other liabilities	—
Distribution payable	—
Net Asset Value	$—
Number of outstanding shares/units	—

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of [date] ($ and shares in thousands, except per share/data):

NAV per share	Class F-S Shares	Class F-D Shares	Class F-I Shares	Class B Shares	Class C Shares	Class D Shares	Class E Shares	Total
NAV	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of outstanding shares/units	—	—	—	—	—	—	—	—
NAV Per Share/Unit as of [date]	$—	$—	$—	$—	$—	$—	$—

The following table reconciles shareholders’ equity and Operating Partnership’s capital per our Consolidated Balance Sheet to our NAV ($ in thousands):

As of [date]
Shareholders’ equity	$—
Adjustments:
Accured organization and offering costs	—
Other	—
NAV	$—

The following details the adjustments to reconcile GAAP shareholders’ equity and total partners’ capital of the Operating Partnership to our NAV:

•
The Adviser agreed to advance certain organization and offering costs on our behalf through November 1, 2024. The Adviser will be reimbursed for such costs on a pro-rata basis over a 60-month period beginning November 1, 2024, the first anniversary of the date on which the Company broke escrow for its private offering. Under GAAP, organization costs have been accrued as a liability. For purposes of calculating NAV, such costs will be recognized as paid over the 60-month reimbursement period.

•	The Company recognizes rental revenue on a straight-line basis under GAAP. Such straight-line rent adjustments are excluded for purposes of calculating NAV.

•
The Company depreciates investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of calculating our NAV.

•
Investments in real estate, net are presented at their depreciated cost basis in the GAAP consolidated financial statements. For purposes of calculating NAV, operating properties will be initially valued at cost and subsequently measured at fair value. Properties under development are recorded at the transaction price plus gross fundings, which include construction interest paid to the Company until the applicable construction is completed.